Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 15, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE - ALTANA AG
PRESS RELEASE - ALTANA AG

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of March 12, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: March 15, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany
P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

Additional positive Roflumilast data of RECORD study at German Congress for Pneumonology

Bad Homburg, Germany, March 12, 2004 — ALTANA AG (NYSE: AAA; FSE: ALT) reported today that additional efficacy results on Daxas® (Roflumilast) in patients suffering from COPD (Chronic Obstructive Pulmonary Disease, smoker’s lung) were presented at a scientific symposium during the 45th Congress of the German Society of Pulmonology in Frankfurt. This study (RECORD) was enrolled over 1,400 patients in eleven countries. These patients were treated for 24 weeks with either placebo or 250 µg or 500 µg Roflumilast.

Exacerbation rate (acute worsening with requirement of additional treatments) was statistically significant reduced. Exacerbation rate per patient of 1.13 with Placebo decreased to 1.03 with Roflumilast 250 µg and to 0.75 with Roflumilast 500 µg.

Contrary to the original planning to present the data in may for the first time they have been made public to the medical experts today.

Roflumilast is a selective phosphodiesterase-4-inhibitor for the treatment of COPD and asthma. Roflumilast is being developed worldwide — with the exception of Japan — together with Pfizer Inc. Our partner in Japan is Tanabe Seiyaku Co., Ltd. In February 2004 Roflumilast was submitted for European approval to the European Agency for the Evaluation of Medicinal Products (EMEA).

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This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the presentation of study results. These statements are based on beliefs of ALTANA’s management and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual performance to be materially different from the one that may be expressed or implied by such forward-looking statements.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P + 49 (0) 6172-1712 160
P + 49 (0) 6172-1712 168
F + 49 (0) 6172-1712 158

Investor Relations:
P + 49 (0) 6172-1712 163
P + 49 (0) 6172-1712 165
F + 49 (0) 6172-1712 158

Investor Relations USA:
P +1 212 974 98 00
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